

March 12, 2012

<u>Via Facsimile</u>
Chris Ballinger
Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, California 90501

> **Re: Toyota Motor Credit Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 2, 2011**
> **Form 10-Q for the Quarter Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 001-09961**

Dear Mr. Ballinger:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosure that clearly identifies new or revised disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosure, we may have additional comments.

December 31, 2011 Form 10-Q

Note 7 – Allowance for Credit Losses, page 32

1. On page 33, you disclose that you had $538 million of impaired loans that were aggregated with their respective portfolio segments when determining the allowance for credit losses as of December 31, 2011, as they are deemed to be insignificant for individual evaluation. Please clarify for us if impaired loans are aggregated with non-impaired loans in your allowance for credit loss methodology. If they are, please provide us with a SAB 99 materiality analysis related to this policy as of December 31, 2011. Specifically describe in detail how you determined that the allowance for credit losses

calculated on these loans using the guidance in ASC 310-10 was not materially different than the amount measured under ASC 450-20. If they are not, please clarify your disclosure in future filings.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief